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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 FORM 10-SB12G/A

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
            OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b) OR 12(g) OF
                       THE SECURITIES EXCHANGE ACT OF 1934

                             ELGIN TECHNOLOGIES, INC
                             -----------------------
                 (Name of Small Business issuer in its charter)

                DELAWARE                                  95-4581906
                --------                                  ----------
     (State or other jurisdiction of                  (I. R. S. Employer
      Incorporation or organization)                  identification no.)


           12 Executive Drive
                Hudson, NH                                   03051
                ----------                                   -----
 (Address of principal executive offices)                  (Zip Code)

                                 (603) 598-4700
                                 --------------
                (Issuer's telephone number, including area code)

                                Michael J. Smith
              Executive Vice President and Chief Financial Officer
                            Elgin Technologies, Inc.
                               12 Executive Drive
                                Hudson, NH 030451

Securities to be registered pursuant to section 12(b) of the Act:

                                      NONE

Securities to be registered pursuant to Section 12(g) of the Exchange Act:

                              Voting Common Stock,
                          $.000833 par value per share
                          ----------------------------

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                               PART III - EXHIBITS

Item 1. INDEX TO EXHIBITS - For full text of all exhibits, except Exhibit 16.0, please see the Company's Form 10SB12G filed with the Securities and Exchange Commission on March 9, 2000 and the Company's Form 10SB126/A filed with the Securities and Exchange Commission on December 21, 2000.

Item #                               Description
------                               -----------
  FDS     Schedule FDS

  3.1     Articles of Incorporation and amendments thereto

  3.2     By-Laws

  9.      Voting Trust Agreements

  9.1 Stockholders Agreement dated as of October 10, 1997 by and among Primo Ianieri, Richard L. Audet, Dianne Toner, Michael Ianieri, Deborah Antipin and Valerie Ianieri.

  9.2 Voting Agreement dated as of April 1, 1998 by and among Elgin e^2, Inc., Mason Cabot Holdings, Inc., Horace T. Ardinger, Jr., Primo Ianieri, Peter Bordes and their spouses.

  10.     Material Contracts

  10.1 Assumption, Payment Agreement and Amended and Restated Royalty Agreement dated as of January 25, 1996 by and between Robert C. Smallwood and American Compact Lighting, L.L.C.

  10.2 Amendment to Royalty Agreement executed by Robert C. Smallwood on April 1, 1998 by and between Robert C. Smallwood and American Compact Lighting, L.L.C.

  10.3 Employment Agreement dated as of December 1, 1997 by and between Robert Smallwood and Logic Laboratories, Inc.

  10.4 License Agreement dated as of April 1, 1998 by and between Horace T. Ardinger, Jr. ("Licensee"), Logic Laboratories, Inc. and Elgin e^2, Inc.

  10.5 Employment Agreement dated as of April 1, 1998 by and between Lewis Kuniegel and Warren Power Systems, Inc. (terminated for cause by the Company on February 28, 2000).

  10.6 Secured Revolving Credit Agreement dated as of November 13, 1998 by and between Elgin Technologies, Inc. and Horace T. Ardinger, Jr.



                                       40
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  10.7    Convertible Revolving Promissory Note dated as of November 13, 1998, made by Elgin Technologies, Inc. in favor of Horace T. Ardinger, Jr.

  10.8 Amendment, dated as of December 31, 1999, to Convertible Revolving Promissory Note by Elgin Technologies, Inc. and in favor of Horace T. Ardinger, Jr.

  10.9 Agreement dated as of January 25, 2000 by and between William Mosconi and Elgin Technologies, Inc., e^2 Electronics, Inc., Logic Laboratories, Inc., Warren Power Systems, Inc., and William Mosconi, concerning the resignation of William Mosconi.

  10.10 Employment Agreement dated as of February 21, 2000 by and between Jonathan Scott Harris and Elgin Technologies, Inc.


  16.*    Letter on change in certifying accountant


                         Addendum

  A-1 "The Elgin Master Light Ballast System - Market Potential and Economic Uncertainty" study by The Economics Resource Group, Inc., June 8, 1998.

*Filed herewith

                                   SIGNATURES

      Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Elgin Technologies, Inc.
------------------------
   (Registrant)


Date: May 16, 2001
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By: /s/ Michael J. Smith
    --------------------
    Name:  Michael J. Smith
    Title: Executive Vice President and Chief Financial Officer